                                                                      EXHIBIT 99

                                PRESS RELEASE

For Immediate Release

Date:     February 5, 1998
Contact:  Robert C. Reed, President              James M. Robison, Chairman
          Blue River Bancshares, Inc.            Shelby County Bancorp
          (317) 392-7700                         Shelby County Savings Bank, FSB
                                                 (317) 398-9721


        BLUE RIVER BANCSHARES TO ACQUIRE SHELBY COUNTY SAVINGS BANK, FSB

     Shelbyville, Indiana--Blue River Bancshares, Inc. and Shelby County Bancorp announced today that they have signed a definitive merger agreement pursuant to which Blue River will acquire Shelby County Savings Bank, FSB, a wholly-owned subsidiary of Shelby County Bancorp.

     Under the terms of the merger agreement, all of the outstanding shares of common stock of Shelby County Bancorp will be converted into the right to receive from Blue River a cash amount equal to $58 per share. The acquisition is subject to approval of shareholders of Shelby County Bancorp, approvals by regulatory authorities and certain other conditions provided in the merger agreement.

     Shelby County Savings Bank is a federal stock savings bank with assets of $96.3 million as of December 31,1997. As part of the acquisition, Shelby County Savings Bank will be converted into an Indiana-chartered commercial bank and will change its name to "Shelby County Bank." Following consummation of the acquisition, Shelby County Bank will operate as a wholly-owned subsidiary of Blue River.

     Following the merger, the employees of Shelby County Savings Bank will continue as employees of Shelby County Bank, However, Rodney L. Meyerholtz, the President of Shelby County Savings Bank, has decided to pursue other interests following completion of the acquisition. "I am proud of what we have accomplished at Shelby County Savings Bank, and wish the bank and its employees and shareholders continued success," said Mr. Meyerholtz. Following the acquisition, Robert C. Reed, President of Blue River, will serve as the President of Shelby County Bank.

     Because the financial institutions presently serving Shelby County are dominated by out-of-town banks, Blue River and Shelby County Bancorp believer that there is a favorable opportunity for a locally-owned and managed community bank that demonstrates an interest in the business and personal financial affairs of its customers.

     "We are excited about the prospects of Shelby County Bank as a community bank headquartered in Shelbyville, Indiana," said Mr. Reed, President of Blue River. Mr. Reed further stated that, "the purpose of forming Blue River was to ensure that Shelby County continues to have a locally-owned and managed community bank, and our agreement with Shelby County Bancorp allows us to accomplish this goal."

     "The merger will enable our shareholders to benefit from the cash consideration being paid by Blue River, while our customers will enjoy the continuation of the same community-based service they have come to expect from our bank," said James M. Robison, Chairman of Shelby County Bancorp.

     Blue River and Shelby County Bancorp believe that the acquisition will be consummated in the second calendar quarter of 1998.

     Blue River intends to made a public offering of shares of its common stock in order to raise the funds necessary to acquire Shelby County Savings Bank and for other general corporate purposes. This press release is neither an offer to sell nor a solicitation of an offer to buy shares of Blue River common stock. The public offering discussed above will be made only by means of a written prospectus.

     Statements in this press release which express "belief", "intention", "expectation" or "prospects", as well as other statements which are not historical fact, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and involve certain risks and uncertainties.